Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Veritex Holdings, Inc.
Commission File No.: 001-36682
Date: July 15, 2025

The following is a transcript of an interview on CNBC that has been made available for replay.
CNBC Mad Money
Jim Cramer talks the banking space with Huntington Bancshares CEO Steve Steinour
By James Cramer
7/14/2025

James Cramer: This morning we got a real bank merger. One of my favorites, Huntington Bancshares, the Ohio based regional bank, announced it’s buying the Texas based regional bank Veritex in an all-stock deal that values the target at just under $2 billion. Now the grand scheme of things this is small transaction. I didn’t even know vertex. But it helps Huntington grow in Texas a market where it was already expanding aggressively. Plus, the company also preannounced most of the key lines of its second quarter earnings report due Friday. The numbers look pretty darn good when you back out some one-time items. Huntington posted solid earnings with better than expected net interest income and fine looking credit quality metrics. So let’s dig deeper with Steve Steinour, the chairman, president and CEO of Huntington Bank, here. Get a better view of the situation. Mr. Steinour, welcome back to Mad Money.
Stephen D. Steinour: Jim, great to be with you again. Thank you.
James Cramer: Okay, so Steve, let’s talk about why you want to expand in Texas, how good that market is and why vertex is the right partner.
Stephen D. Steinour: Well, Jim, as you know, we’re very large in the Midwest. And as we look to diversify our earnings and revenue capabilities throughout high growth areas, Texas is a logical next expansion for us. We’ve been there since 2009. We’ve had great growth and success, and we’ve got 5.6 billion in loans outstanding. We’ll cross 6 billion this year anyway. We’ve got a couple hundred employees in Texas. We call them colleagues. And so we’re familiar with it. Texas itself is an economic powerhouse, and we’re just very excited to be going there with Veritex, a great organization.
James Cramer: That’s interesting. In the conference call, Steve, I thought it was very, very poignant when you said, look, they have an incredible story. It’s very different story from most of the banks you deal with. And they even had this fellow Malcolm Holland, who I guess I imagine must be some incredible entrepreneur that a lot of people want to do business with. And he’s staying on.
Stephen D. Steinour: He is. And think about this. He started the bank in 2010. Remember how tough it was then? And they have just been on a roll since. Malcolm is an important leader for us going forward. We partner well with banks like we did with TCF four years ago, and that has proven to be a home run opportunity, a combination that has delivered fantastic results. We’re very optimistic about doing the same with Malcolm and his team at Veritex now.

James Cramer: It looked like under the Biden administration, unless a bank was failing, you really couldn’t get in doing anything. This seems like a fresh new page here. You got a very profitable bank and very profitable bank in Huntington Bancshares. No one, the regulators don’t seem to mind that at all, do they?
Stephen D. Steinour: Well, you know, there’s a more constructive overall business tone, not just in banking. And we are clearly benefiting from the constructive tone in our sector. And it’s reflected in the approach that this this still came together in four weeks. Geez. It’s a record for us. And we have done an exhaustive due diligence. We’re very confident in our outcome, and we’ve had huge success in integrating the past.
James Cramer: Well, when I look at your expansion plans, it seems like that you are really I mean, you could say we’ll hold it to this, skip over places. I would say, no, you’re in all the places that seem to be pro-business, right?
Stephen D. Steinour: Yes. On purpose. And Texas is one of those that’s best in the world in terms of pro-business. We love what we’re doing in North and South Carolina as well. So we’re in three of the fastest growing states in the US now in a major way.
James Cramer: So tell me about when you looked at the quarter. You felt like you could preannounce it. To me, it looked very solid, which leads me to believe that all the worries that we might have had about a slowdown in the regions that you’re in are just aren’t, didn’t, didn’t happen. I mean, business is strong in the country.
Stephen D. Steinour: It’s a great quarter for us. We were having such a good quarter. We took about a four cent one time just to move some securities off the balance sheet, and we still met consensus. So we had a if you do an add back, we had a 16% beat. It was a sensational quarter. Credit was outstanding, 20 basis points of charge offs, revenue expanded Nim net interest income by 3%. Nim expanded, capital grew. It literally hit on all cylinders for us.
James Cramer: Do you think we’re done with that securities repositioning? I saw that and I said, oh boy, I don’t know. I don’t want to see that to be the start of something like that.
Stephen D. Steinour: Well, we’ve only done one in the last since interest rates started moving up four years ago. It happened to be this quarter. And in part it was a reflection of just some level of uncertainty about where longer rates are going to go with the discussions around tariffs. So we thought it was a good de-risking move at the right time, and we have plenty of capacity to do it. We don’t anticipate another.
James Cramer: Okay, when I read through your financials. I said to myself I would not necessarily call the fed chief too late, pal. I mean, to me, he’s looking at some parts of the economy that are very, very strong. Doesn’t want to make the wrong move. I know that in a less political time, I think people would just say, hey, he’s being prudent.
Stephen D. Steinour: But we saw this in the early 1980s when there was a double dip. The fed increased rates significantly. But inflation, the inflation, they, they, they provided relief to quickly. Inflation returned. And then rates really shot up to the roof. That was when Prime was 21%. So I think there’s a prudence in this action. But we now have the big beautiful bill passed. So we know what taxes are. If we get one, we get through the tariff uncertainties, which looks like it’s going to be another month or two. I think the underlying economy is in good shape, and we’re seeing that in the credit quality. And I think the industry will have good credit quality this quarter.
James Cramer: Well, you know, you mentioned the big beautiful I’m going to ask your banker and you’re really smart about these things. I deal with a lot of people who are not that all that who are rich, but not all that sophisticated about the different changes that were made in the big Beautiful Bill. There are elements of depreciation and elements of R&D credits that could unleash trillions of dollars in spending. And no one believes me.

Stephen D. Steinour: I’m on your page. I think the accelerated depreciation will be a huge boost to the onshore manufacturing and other expansions that companies are looking to do in the US, and so we’re the fourth or fifth largest equipment financier in the country. We love this provision. We think it’s going to be very significant to economic activity in 26 and beyond.
James Cramer: Now are your bankers making that call? Are you telling people look this could be a great opportunity to expand.
Stephen D. Steinour: We are that’s, that’s reflected in the investment with Veritex. We grew loans 8% on average over this past year. So as we said last August on the show with you, you know, we think we can be part of the economic equation and part of the solution set to grow the economy. And we’re certainly doing more than our part. We’re peer leading.
James Cramer: Now, do you want to be in all states or do you just want to be in the states that you know, are very, very that would like to grow and don’t like to punish business?
Stephen D. Steinour: We’re targeting higher growth, pro-business states. And that’s why the entry into North and South Carolina several years ago, it’s gone hugely successful. And the growth we have in Texas that we built over time really like and understand that market. And we are thrilled to have Malcolm and team join us from Veritex. Texans like to do business with Texans, and we have one of the great businessmen in Texas joining us.
James Cramer: But I’m not hearing from you is that look, I’m really concerned about the tariffs. The tariffs are putting a lot of people on hold. It can really cause a lot of inflation. This is a frightening time. I’m not hearing any of that stuff from you.
Stephen D. Steinour: Well I believe there is an impact with the uncertainties of tariffs. Having said that, the core economy is really performing well and it’s showing up in terms of credit quality. It’s showing up in terms of loan growth. And so we’re optimistic about it. You still have very low unemployment levels by historic standards. So this feels like once we get a few of the issues settled and they’re getting resolved, the last one big one I think is tariffs. The economy is going to going to rebound a bit. And we’re going to see economic growth that at important levels.
James Cramer: I totally share that view. I just really think that people have to recognize as long as there’s unemployment that is low. That’s the secret of our great country. And you got it dead right. I think your plans are terrific. Steve Steiner, he’s the president CEO of chairman of Huntington Bancshares. We’ve championed this thing right through the 23 crisis. The whole thing, it’s just been a great stock to be in. Mad money is back after the break.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington Bancshares Incorporated (“Huntington”) and Veritex Holdings, Inc. (“Veritex”), the expected timing of completion of the transaction, and other statements that are not historical facts and are subject to numerous assumptions, risks, and uncertainties that are beyond the control of Huntington and Veritex. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Huntington and Veritex caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Huntington’s and Veritex’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions; deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as FDIC special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require us to sell investment securities at a loss; changing interest rates which could negatively impact the value of our portfolio of investment securities; the loss of value of our investment portfolio which could negatively impact market perceptions of us and could lead to deposit withdrawals; the effects of social media on market perceptions of us and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the SEC, OCC, Federal Reserve, FDIC, CFPB and state-level regulators; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and Veritex; the outcome of any legal proceedings that may be instituted against Huntington or Veritex; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain Veritex shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and Veritex do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and Veritex successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and Veritex. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Investor Relations” and in other documents Huntington files with the SEC, and in Veritex’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the SEC and available on Veritex’s investor relations website, ir.veritexbank.com, under the heading “Financials” and in other documents Veritex files with the SEC.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor Veritex assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If Huntington or Veritex update one or more forward-looking statements, no inference should be drawn that Huntington or Veritex will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Veritex and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and Veritex will be submitted to Veritex’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF VERITEX ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Huntington and Veritex, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to Veritex Investor Relations, Veritex Holdings, Inc., 8214 Westchester Drive, Suite 800, Dallas, Texas 75225, (972) 349-6200.

PARTICIPANTS IN THE SOLICITATION

Huntington, Veritex, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Veritex in connection with the proposed transaction under the rules of the SEC.  Information regarding the interests of the directors and executive officers of Huntington and Veritex and other persons who may be deemed to be participants in the solicitation of shareholders of Veritex in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus related to the transaction, which will be filed by Huntington with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC.  Information regarding Veritex’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025, and other documents filed by Veritex with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described above under “Important Additional Information.